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Exhibit 99.2

INCENTIVE STOCK OPTION AGREEMENT

        AGREEMENT made December 16, 1996, between INFONOW CORPORATION (hereinafter referred to as the "Company"), and Don Kark (hereinafter referred to as "Employee").

        WHEREAS, Employee is an important and valuable employee with recognized experience, and the Company deems it to be in its interest and in the interest of its shareholders to secure the services of Employee for the Company or such of its subsidiary companies as may be designated by the Company; and

        WHEREAS, the Company, as an incentive to Employee to remain in the employment of the Company or its subsidiaries and to increase his proprietary interest in the Company, desires to enter into this Agreement with him containing the terms and conditions hereinafter set forth and to grant him an option to purchase shares of the Common Stock of the Company.

        NOW, THEREFORE, in consideration of the promises and the mutual agreements hereinafter contained, and for other good and valuable consideration, the parties agree as follows:

        1.     Grant of Option. In consideration of the foregoing, the Company hereby grants to Employee the right and option (hereinafter referred to as "the option") to purchase 75,000 shares of the Company's Common Stock ("Shares") pursuant to the following schedule: 7/36 of the shares will vest on July 16, 1997, and 1/36 of the total shares will vest on the 16th of each month thereafter. The option shall terminate on December 16, 2006, and, accordingly may not be exercised after that date. The purchase price to be paid for such Common Shares upon exercise to the option shall be $1.91 per share. That figure represents the fair market value of the Shares on the date of this Agreement. This option is granted pursuant to, and is subject to the terms and conditions of the Company's 1990 Stock Option Plan, Amended and Restated as of June 11, 1993, a copy of which has been furnished to Employee.

        2.     Method of Exercising Option. The option may be exercised, in whole at any time or impart from time to time, by giving to the Company notice in writing to that effect. Within thirty (30) days after the receipt by it of notice of exercise of the option and upon due satisfaction of all conditions pertaining to the option as set forth in this Agreement, the Company shall cause certificates for the number of Shares with respect to which the option is exercised to be issued in the name of Employee, or his executors, administrators, or other legal representatives, heirs legatees, next of kin, or distributes, and to be delivered to Employee or his executors, administrators, or other legal representatives, heirs, legatees, next of kin, or distributes. Payment of the purchase price for the shares with respect to which the options is exercised shall be made to the Company upon delivery of such stock, together with revenue stamps or checks in an amount sufficient to pay any stock transfer taxes required on such delivery.

        The Company shall give the person or persons entitled to the same at least five (5) day's notice of the time and place for delivery and for the payment of such purchase price.

        3.     Conditions of Option. The option is subject to the following additional conditions:

        (a)   The option herein granted to Employee shall not be transferable by Employee other than by will or the laws of descent and distribution, and shall be exercisable, during his lifetime, only by him.

        (b)   The option may be exercised by Employee only while he is in the continuous employ of the Company or of a subsidiary of the Company, or on the last day of the month next following the month in which employee ceases to be so employed (but not later than its specified expiration date), but only to the extent that Employee had the right to exercise such option at the date of such termination.

        (c)   In the event that Employee becomes disabled (within the meaning of Section 22 (e)(3) of the Internal Revenue Code or any successor section), the option may be exercised by the Employee to the extent that it was exercisable on the date he ceased to be employed by the Company or any subsidiary on the last day of the 12th month from the date optionee (employee) ceases to be an employee from the date of termination of employment (but not later than its specified expiration date).

        (d)   In the event of the Employee's death while so employed or within the period referred to in subparagraph (b) above, or the twelve (12) month period referred to in subparagraph (c) above, then such option may be exercised to the extent it was exercisable on the date of cessation of employment, by his executors, administrators, or other legal representatives, heirs, legatees, next of kin, or distributes within one (1) year, but no later that one (1) year, after the date of at his death (but no later than the specified expiration date).

        4.     Representation as to Investment. The exercise of such option and the delivery of the Shares subject to it will be contingent upon the Company being furnished by the Employee, his legal representatives, or other persons entitled to exercise such option with a statement in writing that at the time of such exercise it is his or their intention to acquire the Shares being purchased solely for investment purposes and not with a view to distribution.

        5.     Qualification of Option. The option is intended to qualify as an incentive stock option within the meaning of the Internal Revenue Code of 1986, as amended, and shall be so construed, provided, however, that nothing herein shall be deemed to be or interpreted as a representation, guarantee, or other undertaking on the part of the Company that such option is or will be determined to be an incentive stock option within that or any other section of the Internal Revenue Code.

        6.     Notices. Any notice to be given by Employee as required by this Agreement shall be sent to the Company at its principal executive offices and any notice from the Company to Employee shall be sent to Employee at his address as it appears on the Company's books and records. Either party may change the address to which notices are to be sent by informing the other party in writing of the new address.

        7.     Restriction against Assignment. Except as otherwise expressly provided above, Employee agrees on behalf of himself and of his executors and administrators, heirs, legatees, distributes, and any other person or persons claiming any benefits under him by virtue of this Agreement, that this Agreement and the rights, interest, and benefits under it shall not be assigned, transferred, pledged, or hypothecated in any way by Employee or any executor, administrator, heir, legatee, distributes, or other person claiming under Employee by virtue of this Agreement. Such rights, interest, or benefits shall not be subject to execution, attachment, or similar process. Any attempted assignment, transfer, pledge or hypothecation, or other disposition of this Agreement or of such rights, interests, and benefits contrary to the preceding provisions, or the levy of any attachment or similar process thereupon, shall be null and void and without effect.

        IN WITNESS WHEREOF, the Company has caused this Agreement to be executed in its corporate name by its duly authorized corporate officers, and Employee has hereunto set his hand and seal, as of the day and year first above written.

ATTEST:		INFONOW CORPORATION
By:	/s/ KEVIN ANDREW Secretary	By:	/s/ MICHAEL JOHNSON President
/s/ DONALD KARK Employee

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INCENTIVE STOCK OPTION AGREEMENT